UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-42409

Pony AI Inc.
(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District
Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

Pony.ai Announces Receipt of CSRC Notice of Filing for Proposed Global Offering and Dual Primary Listing on the HKEX

This current report on Form 6-K is furnished by Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, to report that the China Securities Regulatory Commission has issued a notice of filing results (the “CSRC Notice of Filing”) regarding the Company’s proposed global offering and dual primary listing of its Class A ordinary shares on The Stock Exchange of Hong King Limited (the “HKEX”). The CSRC Notice of Filing is valid for a period of 12 months from the date of issuance. The Company intends to proceed with the proposed global offering and listing in due course, subject to HKEX approval, market conditions, the effectiveness of a registration statement and/or valid exemptions under the Securities Act of 1933, as amended (the “Securities Act”), and other relevant factors.

There can be no assurance as to whether or when the proposed offering or listing will be completed. This current report shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act and/or valid exemptions of registration requirements thereunder.

Safe Harbor Statement

This current report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this current report is as of the date of this current report, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: October 14, 2025	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer